SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2016

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓             Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                  No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding resolution of the seventh meeting of the sixth session of the board of directors of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on August 2, 2016.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON RESOLUTION OF THE SEVENTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

The Company and all members of the Board warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

The Sixth Session of the Board of Directors (the “Board”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held the seventh meeting (the “Meeting”) on 2 August 2016 by way of written resolution. The Meeting was convened and held in compliance with the provisions of applicable laws, relevant rules and regulations, and the articles of association of Sinopec Corp.

All the directors of the Company considered and unanimously approved the proposal to introduce capital to invest in Sichuan-to-East China gas pipeline project.

The Board agreed to take Sinopec Sichuan to East China Gas Pipeline Co., Ltd. (the “Pipeline Company”) as the platform to introduce capital publicly (the “Capital Introduction”). The details of the resolution are as follows:

1.	The Board hereby approves the Capital Introduction plan of the Pipeline Company. Upon the completion of the Capital Introduction, Sinopec Corp. will hold 50% equity interests of the Pipeline Company;

2.	The Board hereby approves the Company and the Pipeline Company to launch and implement the Capital Introduction in accordance with the Capital Introduction plan and the relevant laws and regulations;

3.
The Board hereby authorises Mr. Wang Zhigang, director of the Company, or the person duly authorised by Mr. Wang Zhigang, to take the following actions in relation to the Capital Introduction, including but not limited to (1) determing the investors, their shareholding percentages and the terms and conditions of the CapitalIntroduction and organising the implementation of the Capital Introduction plan according to subscription and market conditions; (2) signing transaction documents and other relevant documents and attending to the approval, registration, filing and disclosure procedures in relation to the Capital Introduction; and (3) appointing the intermediaries and selecting the equity exchange in relation to the Capital Introduction.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, the PRC,
2 August 2016

As of the date of this announcement, directors of Sinopec Corp. are: Wang Yupu*, Dai Houliang#, Li Chunguang#, Wang Zhigang#, Zhang Haichao#, Jiao Fangzheng#, Ma Yongsheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: August 2, 2016